Exhibit 99.1

 News Release

BROOKFIELD INFRASTRUCTURE
UPDATE ON CHILEAN TRANSMISSION OPERATIONS

Hamilton, Bermuda, March 1, 2010 – Brookfield Infrastructure Partners L.P. (the “Partnership”, along with its related entities, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) provided the following update today.  “We have received a preliminary status report from our Chilean transmission operations, Transelec, which owns Chile’s trunk transmission system.  We are grateful to have been advised by senior management that there has been no loss of life by our personnel or their families”, said Sam Pollock, Chief Executive Officer, Brookfield Infrastructure.

“In addition, as a result of Transelec’s successful implementation of its emergency response procedures, all delivery points served by Transelec have had their basic electricity service restored. Early assessments indicate that the transmission towers have been largely unaffected; however, several substations incurred some damage from the effects of Saturday’s earthquake. Further evaluation of the network is being undertaken. We will endeavour to provide updates as the assessment progresses. We offer our support to the people of Chile during this difficult time”, concluded Pollock.

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Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) was established by Brookfield Asset Management as its primary listed vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities and energy, transportation, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel:           416-359-7871
Email        mbotha@brookfield.com